UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number 001-04192

MFC Bancorp Ltd.
(Translation of registrant's name into English)

Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

News Release

NEWS RELEASE for March 31, 2004 at 7:35AM EST
Contact:	Allen & Caron Inc
	Joseph Allen (investors)	Rene Randall
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Len Hall (media)
(949) 474-4300
len@allencaron.com

MFC BANCORP LTD. ACQUIRES KHD HUMBOLDT WEDAG AG
- Sees Expanded Role in China for German Cement Plant and Process Engineering Firm -

NEW YORK CITY (March 31, 2004) - MFC Bancorp Ltd (Nasdaq:MXBIF and Frankfurt Stock Exchange: MFC GR) announced today that it has acquired FAHR Beteiligungen AG, whose principal assets are an industrial real estate holding based in Germany and an operating company, KHD Humboldt Wedag AG based in Köln, Germany. Founded in 1856, KHD Humboldt Wedag is one of the leading suppliers of equipment and engineering services in the fields of cement, coal and minerals processing technologies. In addition to its Köln headquarters, KHD Humboldt Wedag has operating subsidiaries in the United States, Australia, India and South Africa. The Company also has sales offices in China, Russia and the Middle East. The purchase price was approximately US$33.6 million for a direct and indirect interest. Book value is approximately US$43.2 million.

MFC President Michael J. Smith commented, "KHD Humboldt Wedag is a well-established engineering firm, with over US$105 million in revenues in 2003. We believe that with our expanding business activities in China, we should be able to provide KHD Humboldt Wedag with enhanced opportunities as China continues to develop its industrial, energy and manufacturing infrastructure. China now has an enormous demand for cement, coal and minerals related processing technologies, and we are looking forward to playing an increasing role in China's expansion through our acquisition of KHD Humboldt Wedag."

Smith added that MFC's merchant banking group can provide project financing for KHD clients, as well as in-country support through its recently-established offices in Hong Kong and Shanghai. In addition, MFC's commodity division can offer sales agreements to assist some clients with finance and liquidity.

-MORE-

MFC BANCORP / KHD HUMBOLDT WEDAG AG

Finally, Smith noted that KHD Humboldt Wedag's coal washing business has allowed MFC to purchase direct interests in projects in India and to look to new coal washeries in China to generate long-term, continuous income. Coal washeries reduce the ash and waste content of coal and increase the energy content per tonne.

About KHD Humboldt Wedag AG

Based in Köln (Cologne), Germany, and founded in 1856, KHD Humboldt Wedag AG is a leading supplier of equipment and engineering services in the fields of cement-, coal- and mineral-processing technologies. MFC believes that transferring German-quality engineering and manufacturing expertise to China to capitalize on that country's inexpensive manufacturing base will help position KHD Humboldt Wedag as an extremely competitive company on a global basis. With this strategy, KHD Humboldt Wedag intends to maintain the quality of its advanced products and services while serving the China market.

About MFC Bancorp Ltd.

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializes in merchant banking and commodities trading internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.

Certain statements included herein are "forward-looking statements'" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC Bancorp Ltd.

/s/ Michael J. Smith

Michael J. Smith, President

Date: March 31, 2004